March 30, 2009

Mark C. Amorosi
D 202.778.9351
F 202.778.9100
mark.amorosi@klgates.com

VIA IDEA AND E-MAIL

Sonny Oh

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Certain Comments on Post-Effective Amendment No. 22 to the Registration Statement on Form N-1A of AXA Premier VIP Trust (File Nos. 333-70754; 811-10509)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are certain comments that you provided on March 19, 2009 concerning Post-Effective Amendment No. 22 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of AXA Premier VIP Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission on February 2, 2009, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which will be reflected in Post-Effective Amendment No. 23 to the Trust’s Registration Statement on Form N-1A. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

PROSPECTUSES

1.	Introduction

In a prospectus for the Multimanager Portfolios included in a prior filing, the third sentence of the first paragraph of this section stated that “[e]ach portfolio is a diversified portfolio, except Multimanager Health Care Portfolio and Multimanager Technology Portfolio, which are non-diversified portfolios sometimes referred to as “sector portfolios.’” In the absence of any change in the investment objective or strategies for these Portfolios (see pages 7 and 33), please explain supplementally to the staff the legal and procedural basis upon which these two Portfolios are no longer considered non-diversified, sector portfolios.

The sub-classification of each Portfolio was changed from non-diversified to diversified by the Trust’s Board of Trustees. Under Section 13(a) of the Investment Company Act of 1940, as amended, a registered investment company may not change its sub-classification from diversified to non-diversified without the approval of a majority of the outstanding voting securities of the company. However, such approval is not required for a change in the sub-classification of the company from non-diversified to diversified, which was the case here. See Guidelines for the Preparation of Form N-8B-1, Investment Company Act Rel. No. 7221 (June 9, 1972).

March 30, 2009

2.	Portfolio Fees and Expenses

	(a)	For all Portfolios, please modify the last sentence of the preamble to the annual portfolio operating expense table to state that such fees may be imposed at the Contract level.

The Trust will reorganize the language in the preamble to clarify that the relevant statement refers only to fees imposed at the Portfolio level and that information about Contract fees and expenses may be found in the Contract prospectuses.

	(b)	For all Portfolios, please modify the third sentence of the paragraph preceding the expense example given that many Contracts impose a contingent deferred sales charge.

The Trust will make the requested change.

	(c)	For the Multimanager Portfolios, please confirm the accuracy of the absence of Acquired Fund Fees and Expenses from the fee table.

The Trust confirms the absence of disclosure about Acquired Fund Fees and Expenses from the fee table for each Multimanager Portfolio, other than the Multimanager Technology Portfolio, which currently reflects that this Portfolio incurred Acquired Fund Fees and Expenses of 1 basis point of the Portfolio’s average daily net assets.

*     *     *     *     *

Should you have any further comments on these matters, or any questions, please contact Dino Capasso of AXA Equitable Life Insurance Company at (212) 314-2707, Andrea Ottomanelli Magovern at (202) 778-9178 or me at (202) 778-9351.

Sincerely,

 /s/ Mark C. Amorosi

Mark C. Amorosi

cc:	Patricia Louie
Dino Capasso
Sharon Akselrod
AXA Equitable Life Insurance Company

Clifford J. Alexander
Andrea Ottomanelli Magovern
K&L Gates LLP